PROSPECTUS

                          Level 3 Communications, Inc.

                        4,174,803 Shares of Common Stock

     The stockholders of Level 3 Communications, Inc. listed on page 3 are offering and selling 4,174,803 shares of our Common Stock under this Prospectus.

     We issued these shares to the selling  stockholders  in connection with our
acquisition  of  Telverse  Communications,   Inc.  in  July  2003.  The  Selling
Stockholders are former stockholders of Telverse Communications, Inc.

     Our Common Stock is quoted on the Nasdaq National Market under the symbol "LVLT." On May 20, 2004, the closing price of the Common Stock on the Nasdaq National Market was $3.28 per share.

     The selling stockholders may offer their shares of Common Stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

     We will not receive any of the proceeds from the sale of the Common Stock. All costs, expenses and fees in connection with the registration of the Common Stock will be paid by us, except that the selling stockholders will pay their own underwriting discounts and selling commissions. See "Plan of Distribution" on page 7.

     Investing in the Common Stock involves a high degree of risk. See "Risk Factors" on page 2 for a discussion of certain matters that you should consider before buying shares of the Common Stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.























                   The date of this Prospectus is May 26, 2004

                                TABLE OF CONTENTS

                                                                                               Page

         WHERE YOU CAN FIND MORE INFORMATION.....................................................2

         RISK FACTORS      ......................................................................2

         THE COMPANY       ......................................................................3

         APPLICATION OF PROCEEDS.................................................................3

         SELLING STOCKHOLDERS....................................................................3

         DESCRIPTION OF OUTSTANDING CAPITAL STOCK................................................5
                      Common Stock...............................................................6
                      Preferred Stock............................................................6
                      Anti-Takeover Provisions...................................................6

         PLAN OF DISTRIBUTION....................................................................7

         LEGAL MATTERS.......................................................................... 7

         EXPERTS.................................................................................8

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available at the offices of the Nasdaq National Market, in Washington, D.C.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

o    Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

o    Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

o The Amended Quarterly Reports on Form 10-Q/A-1 for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, all filed on March 5, 2004; and

o    Registration  Statements  on Forms  8-A/A filed March 31, 1998 and June 10,
     1998.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Senior Vice President, Investor Relations
         Level 3 Communications, Inc.
         1025 Eldorado Blvd.
         Broomfield, CO 80021
         720-888-1000

     You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

                                  RISK FACTORS

     Before you invest in shares of our Common Stock, you should carefully consider the risks involved. These risks include, but are not limited to, (1) the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference in this Prospectus, (2) any risks that may be described in any other filings we make with the SEC and
(3) the risks outlined below.

     You will have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in any of our financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus.

     The consolidated financial statements of the Company for the year ended December 31, 2001, included in the Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated by reference into this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Since Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. In addition, even if you were able to assert such a claim, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

     Unless the context otherwise requires, references in this Prospectus to "we" or "us" are to Level 3 Communications, Inc., a Delaware corporation, and its subsidiaries.

                                   THE COMPANY

     We engage primarily in the communications and information services businesses. We are a facilities based provider of a broad range of integrated communications services. We have created, generally by constructing our own assets, but also through a combination of purchasing and leasing of facilities, the Level 3 network-an advanced, international, facilities based communications network. We have designed our network to provide communications services, which employ and leverage rapidly improving underlying optical and Internet Protocol technologies.

     In connection with our belief that as communications price-performance improves, communications services are direct substitutes for existing modes of information distribution, during 2002, we completed the acquisition of CorpSoft, Inc., which conducted its business under the name Corporate Software, a major distributor, marketer and reseller of business software. In addition, during 2002, we completed the acquisition of Software Spectrum, Inc., a global business-to-business software services provider. At December 31, 2002, CorpSoft, Inc. was merged with and into Software Spectrum, Inc., with Software Spectrum as the surviving entity.

     We believe that companies will, over time, seek information technology operating efficiency by purchasing software functionality and data storage as commercial services procured over broadband networks such as our network. We believe that the combination of our network infrastructure, and Software Spectrum's expertise in software lifecycle management and marketing, as well as strong customer relationships, will position us to benefit as companies change the manner in which they buy and use software capability.

     We currently offer, through our subsidiary (i)Structure, LLC, computer operations outsourcing to customers located primarily in the United States.

     We engage in coal mining through our subsidiary, KCP, Inc.

     Our principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and our telephone number is (720) 888-1000.

                             APPLICATION OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of Common Stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     We issued the shares of Common Stock to the selling stockholders in connection with our acquisition of Telverse Communications, Inc. in July 2003. We are registering the selling stockholders' shares of Common Stock in accordance with the terms of that acquisition. Our registration of the shares of Common Stock does not necessarily mean that the selling stockholders will sell all or any of the shares of Common Stock.

     The following table lists certain information concerning the selling stockholders, including the number of shares of Common Stock beneficially owned by each selling stockholder as of April 30, 2004 and the number of shares of Common Stock that each selling stockholder may sell under this Prospectus.


                                                            Shares                                      Shares
                                                         Beneficially           Shares               Beneficially
                                                        Owned Prior to          Being                 Owned After
                Selling Stockholder                    Offering (1),(2)        Offered (2)           Offering (3)
MVP America LP                                             703,187               703,187                     0
Beheko Corp., LTD                                          608,946               608,946                     0
Euroqube, S.A.                                             416,188               416,188                     0
Lincoln American Investments, Inc.                         271,728               271,728                     0
Matthew T. Collier                                         254,455               254,455                     0
Leo Eric Galcher                                           249,501               249,501                     0
Robert F. Mitro                                            144,529               144,529                     0
Voracious Ventures, Inc.                                   147,880               147,880                     0
David Mitchell Hurwit                                      134,872               134,872                     0
David Arthur  Norman & Mamie Ruth Norman,  Trustees        119,898               119,898                     0
of Norman Family Revocable Trust U/A dated 8/20/87
Alan S.  Knitowski & Kelly D.  Knitowski  Trustees,         96,746                96,746                     0
Knitowski Family Trust UDT dated 8/3/2000,
Sabre Energy, Ltd.                                          85,646                85,646                     0
David R. MacKenzie                                          71,581                71,581                     0
Slocan Investments, Ltd.                                    60,338                60,338                     0
Light Speed Ventures I, L.P.                                61,541                61,541                     0
Robert & Mary  Wilmot,  Trustees  of Wilmot  Living         61,204                61,204                     0
Trust UDT dated 4/18/95
David Flanagan                                              55,074                55,074                     0
Robert Allan MacKenzie                                      48,409                48,409                     0
Calwin Investments, Ltd.                                    49,036                49,036                     0
Luan Duc Dang                                               43,161                43,161                     0
Kelly  D.  Knitowski,   Trustee  of  the  Knitowski         40,682                40,682                     0
Family Trust UDT dated 8/3/2000,
Bruce Young                                                 32,112                32,112                     0
Mike Borsetti                                               29,554                29,554                     0
David A. Norman                                             25,529                25,529                     0
Deepak & Sherry Kamlani                                     24,616                24,616                     0
Huyen Duc and Lien Trinh Luu                                24,449                24,449                     0
Maureen Bannister                                           24,616                24,616                     0
Michael and Elaine Singer                                   24,616                24,616                     0
Parimal H. Sheth                                            20,132                20,132                     0
Enzo Torresi                                                19,602                19,602                     0
Stephen   M.   Anderson,   Trustee  of  Stephen  M.         18,026                18,026                     0
Anderson Trust UDT dated 10/25/2000
Michael F. and Alexandra Sullivan                           18,431                18,431                     0
Thomas O'Connor                                             16,056                16,056                     0
Cornelius J. Starkey                                        15,198                15,198                     0
Donald L. Mackenzie                                         14,349                14,349                     0
Daniel C. Gray                                              10,991                10,991                     0
Jeffrey Pulver                                              12,308                12,308                     0
Geon Hwan Lee                                               12,308                12,308                     0
Oliver E. Davis                                              9,634                 9,634                     0
Hang Thi Dang                                                9,400                 9,400                     0
Robert C. Hagerty                                            9,511                 9,511                     0
Alan S. Knitowski                                            7,707                 7,707                     0
Roland Oliver                                                7,707                 7,707                     0
Jana Collier                                                 6,422                 6,422                     0
WS Investment Company, LLC (2000)                            6,658                 6,658                     0


                                       4

WS Investment Company, LLC (2001A)                           6,658                 6,658                     0
Sandra M.  Carroll,  Trustee  of Sandra M.  Carroll          6,071                 6,071                     0
Trust
Thomas M. McGovern                                           6,071                 6,071                     0
John Kelley                                                  4,817                 4,817                     0
Matthew T. Collier,  as custodian for James Patrick          3,211                 3,211                     0
Collier
Matthew  T.  Collier,  as  custodian  for  Jonathan          3,211                 3,211                     0
Collier
Matthew  T.  Collier,   as  custodian  for  Natalie          3,211                 3,211                     0
Collier
Matthew T. Collier, as custodian for Samuel Collier          3,211                 3,211                     0
Allwyn Sequiera                                              2,890                 2,890                     0
Bill Reddersen                                               2,890                 2,890                     0
Deepak Kamlani                                               2,890                 2,890                     0
Robert Wilmot                                                2,890                 2,890                     0
William Galcher                                              1,606                 1,606                     0
Matthew  T.  Collier,  as  custodian  for  Jennifer            642                   642                     0
Lauren Crumpler


(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Each selling stockholder owns less than 1% of the total number of shares of Common Stock outstanding.

(2) Totals include shares held in escrow to satisfy potential claims for indemnification pursuant to the terms of the Agreement and Plan of Merger among Level 3 Communications, Inc., Telv Acquisition, Inc., Telverse Communications, Inc. and Alan Knitowski, as agent of the securityholders of Telverse Communications, Inc. dated as of June 26, 2003, as amended, the related Stockholder Support Agreement dated as of June 26, 2003 and the related Escrow Agreement dated as of July 21, 2003 by and among Level 3 Communications, Inc., Alan Knitowski, as agent for the securityholders of Telverse Communications, Inc. and U.S. Bank National Association as Escrow Agent.

(3) Assumes that all of the shares of Common Stock held by each selling stockholder and being offered under this Prospectus are sold, and that no selling stockholder will acquire additional shares of Common Stock before the completion of this offering.

     We may amend or supplement this Prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be offered and sold.

                    DESCRIPTION OF OUTSTANDING CAPITAL STOCK

     We have summarized certain terms and provisions of our outstanding capital stock in this section. The summary is not complete. We have also filed our amended Restated Certificate of Incorporation, our By-Laws and the Certificate of Designation relating to the Series A Preferred Stock as exhibits to our Annual Report on Form 10-K. You should read our amended Restated Certificate of Incorporation and our By-Laws and the Certificate of Designation relating to the Series A Preferred Stock for additional information before you purchase any of our Common Stock.

     As of April 5, 2004, our authorized capital stock was 1,518,500,000 shares. Those shares consisted of: (a) 1,500,000,000 shares of Common Stock, par value $.01 per share; (b) 10,000,000 shares of Preferred Stock, par value $.01 per share; and (c) 8,500,000 shares of Class R Convertible Common Stock, par value $.01 per share. As of April 5, 2004, there were 678,513,787 shares of Common Stock, no shares of Preferred Stock and no shares of Class R Convertible Common Stock outstanding.

Common Stock

     Subject to the senior rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive dividends declared by the Board of Directors out of funds legally available for their payment. Upon dissolution and liquidation of our business, holders of Common Stock are entitled to a ratable share of our net assets remaining after payment to the holders of the Preferred Stock of the full preferential amounts they are entitled to. All outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of Common Stock are entitled to one vote per share for the election of Directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to cumulative voting for the election of Directors. They are not entitled to preemptive rights.

     The transfer agent and registrar for the Common Stock is Wells Fargo Shareowner Services.

Preferred Stock

     The Preferred Stock has priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock, to establish series of Preferred Stock and to fix and determine the variations as among series. The Board of Directors without stockholder approval could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The Board of Directors has designated 500,000 shares of Series A Junior Participating Preferred Stock ("Participating Preferred Stock"). Participating Preferred Stock will be issued in units consisting of one one-thousandth of a share (the "Units") of Participating Preferred Stock. Participating Preferred Stock is on a parity with the Common Stock with respect to dividends and to other distributions, including the distribution of assets on liquidation. Quarterly dividends per Unit equal the amount of the quarterly dividend paid per share of Common Stock, when, as and if declared by the Board of Directors. The holders of Units are entitled to one vote per Unit, voting together with the Common Stock on all matters submitted to the stockholders. As of the date of this Prospectus, there are no outstanding shares of Preferred Stock.

Anti-Takeover Provisions

     We currently have provisions in our amended Restated Certificate of Incorporation and By-Laws that could have an "anti-takeover" effect. The provisions in the amended Restated Certificate of Incorporation include:

o    a classified Board of Directors;

o    a prohibition on our stockholders taking action by written consent;

o the requirement that special meetings of stockholders be called only by the Board of Directors or the Chairman of the Board; and

o the requirement of the affirmative vote of at least 66-2/3% of our outstanding shares of stock entitled to vote thereon to adopt, repeal, alter, amend or rescind our By-Laws.

     The By-Laws contain specific procedural requirements for the nomination of directors and the introduction of business by a stockholder of record at an annual meeting of stockholders where such business is not specified in the notice of meeting or brought by or at the discretion of the Board of Directors. In addition to these provisions, the Board of Directors has adopted a stockholder's rights plan, under which rights were distributed in a dividend. These rights entitle the holder to acquire Units of Participating Preferred Stock, which is exercisable upon the occurrence of certain events, including the acquisition by a person or group of a specified percentage of the Common Stock.

                              PLAN OF DISTRIBUTION

     Except as set forth below, the selling stockholders may sell the securities offered by this Prospectus, upon compliance with applicable "Blue Sky" law, from time to time only as follows (if at all). Such securities may be sold from time to time directly by the selling stockholders, or alternatively, through underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. Such securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions):

o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

o    in the over-the-counter market;

o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

o    through the writing of options.

     In connection with sales of the securities or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities and deliver securities to close out such short positions, or loan or pledge securities to broker-dealers that in turn may sell such securities.

     In no event will such method(s) of distribution take the form of an underwritten offering of the securities without the prior agreement of the Company.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be sold under Rule 144 rather than pursuant to this Prospectus.

     The selling stockholders and any underwriters, dealers or agents that participate in the distribution of securities offered by this Prospectus may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Pursuant to the terms of the Agreement and Plan of Merger among Level 3 Communications, Inc., Telv Acquisition, Inc., Telverse Communications, Inc. and Alan Knitowski, as agent of the Securityholders of Telverse Communications, Inc. dated as of June 26, 2003, as amended, and the related Stockholder Support Agreement dated as of June 26, 2003, we have agreed to pay all expenses incident to the offering and sale of the shares of Common Stock except for any commissions and discounts as described above. We have agreed to indemnify the selling stockholders and each underwriter, if any, and person controlling any underwriter, against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Neil J. Eckstein, our Senior Vice President, will issue an opinion for us about the legality of the offered shares of Common Stock.

                                     EXPERTS

     The consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 2003 and 2002 consolidated financial statements, incorporated by reference herein, refers to a change in the method of accounting for goodwill effective January 1, 2002, upon adoption of Statement of Financial Accounting Standards No. 142, and a change in the method of accounting for asset retirement obligations on January 1, 2003, upon adoption of Statement of Financial Accounting Standards No. 143. The report of KPMG LLP also refers to their audit of the disclosures added to revise the 2001 consolidated financial statements, as more fully described in Notes 1 and 11 to the consolidated financial statements. However, KPMG LLP was not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements of Level 3 Communications, Inc. and its subsidiaries for the year ended December 31, 2001, incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. On August 31, 2002, Arthur Andersen ceased practicing before the SEC. See "Risk Factors - You will have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in any of our financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus."